BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

[redacted]

03037011

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

OCT 24 2003

SUPPL

October, 21th 2003

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2003

- Balance Sheet as of April, May, June, July, August, September 2003, (Spanish Banking Committee) Reports # 1,2,3,4,5,6.
- P&L June , September 2003 Spanish Banking Committee) Report # 7,8.
- 1 and 2nd quarterly dividend for 2003(Stock exchange, press release, official gazette) Report # 9,10.
- Relevant fact to CNMV "Bankinter Group sells its stake in Sogecable to Prisa Group ",Report #11
- June and September 2003 financial Summary, Report # 12,13

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Yours sincerely,

Jose Luis Vega
Director

10/30

ACTIVO

1. Caja y dep. en bcos centrales		298.739
1.1. Caja	60.060	
1.2. Banco de España	218.016	
1.3. Otros bancos centrales	20.663	
2. Deudas del Estado		3.279.443
3. Entidades de crédito		1.705.994
3.1. A la vista	130.847	
3.2. Otros créditos	1.575.147	
4. Créditos sobre clientes		15.745.144
5. Obligaciones y otros valores de renta fija		1.379.722
5.1. De emisión pública	30.473	
5.2. Otros emisores	1.349.249	
Pro memoria		
Titulos propios	0	
6. Acciones y otros titulos renta variable		78.154
7. Participaciones		51.709
7.1. En entidades de crédito	0	
7.2. Otras participaciones	51.709	
8. Participaciones en empresas grupo		83.952
8.1. En entidades de crédito		
8.2. Otras	83.952	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		19.412
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	19.412	
10. Activos materiales		131.458
10.1. terrenos y edificios uso propio	41.522	
10.2. Otros inmuebles	31.604	
10.3. Mobiliario, inst. y otros	58.332	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		15.885
Pro-memoria : nominal		2.068
13. Otros activos		574.231
14. Cuentas de periodificación		110.608
15. Pérdidas sdades consolidadas		39.720
15.1. Integración global	17.072	
15.2. Puesta en equivalencia	22.648	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		23.514.171
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.722.783
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.585.338	
1.4 Otros pasivos contingentes	137.445	

ebankinter internet factory, s.c.r., s.a.

31/04/2003

PASIVO

1. Entidades de crédito			5.089.677
1.1. A la vista		193.347	
1.2. Otros débitos		4.896.330	
2. Débitos a clientes			12.885.021
2.1. Depósitos de ahorro		9.455.855	
2.1.1. A la vista	5.561.750		
2.1.2. A plazo	3.894.105		
2.2. Otros débitos		3.429.166	
2.2.1. A la vista	0		
2.2.2. A plazo	3.429.166		
3. Débitos representados por valores negociab.			3.024.223
3.1. Bonos y oblig. circulación		1.391.060	
3.2. Pagarés y otros valores		1.633.163	
4. Otros pasivos			708.400
5. Cuentas de periodificación			207.444
6. Provisión para riesgos y cargas			182.202
6.1. Fondo pensionistas		0	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		182.202	
6.bis Fondo para riesgos generales			53.662
6.ter Diferencia negativa consolidación			145
6.ter 1. Por integración global y proporcional		145	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			51.867
7.1. Del grupo		46.649	
7.2. De minoritarios		5.218	
8. Pasivos subordinados			197.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			247.543
11. Reservas			390.070
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			70.488
12.bis.1. Por integración global		16.211	
12.bis.2. por puesta en equivalencia		54.277	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			23.514.171

2. COMPROMISOS		3.456.150
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	3.399.328	
2.3 Otros compromisos	56.822	
SUMA CUENTAS DE ORDEN	5.178.932	

ebankinter internet factory, s.c.r., s.a.

ACTIVO

1. Caja y dep. en bcos centrales		297.030
1.1. Caja	59.624	
1.2. Banco de España	208.794	
1.3. Otros bancos centrales	28.612	
2. Deudas del Estado		4.004.640
3. Entidades de crédito		1.934.441
3.1. A la vista	99.001	
3.2. Otros créditos	1.835.440	
4. Créditos sobre clientes		16.246.465
5. Obligaciones y otros valores de renta fija		1.267.696
5.1. De emisión pública	8.536	
5.2. Otros emisores	1.259.160	
Pro memoria		
- -		
Títulos propios	0	
6. Acciones y otros títulos renta variable		62.826
7. Participaciones		46.741
7.1. En entidades de crédito	0	
7.2. Otras participaciones	46.741	
8. Participaciones en empresas grupo		90.315
8.1. En entidades de crédito		
8.2. Otras	90.315	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		18.999
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	18.999	
10. Activos materiales		129.657
10.1. terrenos y edificios uso propio	41.507	
10.2. Otros inmuebles	31.741	
10.3. Mobiliario, inst. y otros	56.409	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		15.859
Pro-memoria : nominal		2.068
13. Otros activos		553.842
14. Cuentas de periodificación		111.291
15. Pérdidas sdades consolidadas		39.799
15.1. Integración global	17.227	
15.2. Puesta en equivalencia	22.572	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		24.819.601
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.746.360
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.585.672	
1.4 Otros pasivos contingentes	160.688	

PASIVO

1. Entidades de crédito			5.875.543
1.1. A la vista		168.836	
1.2. Otros débitos		5.706.707	
2. Débitos a clientes			12.826.031
2.1. Depósitos de ahorro		9.067.035	
2.1.1. A la vista	5.549.991		
2.1.2. A plazo	3.517.044		
2.2. Otros débitos		3.758.996	
2.2.1. A la vista	0		
2.2.2. A plazo	3.758.996		
3. Débitos representados por valores negociab.			3.779.561
3.1. Bonos y oblig. circulación		2.272.427	
3.2. Pagarés y otros valores		1.507.134	
4. Otros pasivos			512.752
5. Cuentas de periodificación			201.723
6. Provisión para riesgos y cargas			189.513
6.1. Fondo pensionistas		0	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		189.513	
6.bis Fondo para riesgos generales			53.662
6.ter Diferencia negativa consolidación			145
6.ter 1. Por integración global y proporcional		145	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			69.102
7.1. Del grupo		62.547	
7.2. De minoritarios		6.555	
8. Pasivos subordinados			197.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			247.543
11. Reservas			392.235
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			68.362
12.bis.1. Por integración global		14.085	
12.bis.2. por puesta en equivalencia		54.277	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			24.819.601
2. COMPROMISOS			3.456.150
2.1 Cesiones temporales con opción de recompra			
2.2 Disponibles por terceros		3.455.754	
2.3 Otros compromisos		396	
SUMA CUENTAS DE ORDEN		5.202.509	

ACTIVO

1. Caja y dep. en bcos centrales		268.293
1.1. Caja	59.678	
1.2. Banco de España	186.969	
1.3. Otros bancos centrales	21.646	
2. Deudas del Estado		3.453.182
3. Entidades de crédito		1.812.305
3.1. A la vista	220.829	
3.2. Otros créditos	1.591.476	
4. Créditos sobre clientes		16.700.361
5. Obligaciones y otros valores de renta fija		1.188.663
5.1. De emisión pública	8.735	
5.2. Otros emisores	1.179.928	
Pro memoria		
Títulos propios	0	
6. Acciones y otros títulos renta variable		14.576
7. Participaciones		58.649
7.1. En entidades de crédito	0	
7.2. Otras participaciones	58.649	
8. Participaciones en empresas grupo		65.811
8.1. En entidades de crédito		
8.2. Otras	65.811	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		20.724
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	20.724	
10. Activos materiales		130.224
10.1. terrenos y edificios uso propio	41.383	
10.2. Otros inmuebles	31.976	
10.3. Mobiliario, inst. y otros	56.865	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		14.089
Pro-memoria : nominal		1.853
13. Otros activos		567.915
14. Cuentas de periodificación		115.025
15. Pérdidas sdades consolidadas		36.394
15.1. Integración global	16.733	
15.2. Puesta en equivalencia	19.661	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		24.446.211
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.790.309
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.627.632	
1.4 Otros pasivos contingentes	162.677	

ebankinter internet factory, s.c.r., s.a.

PASIVO

1. Entidades de crédito			5.335.069
1.1. A la vista		208.518	
1.2. Otros débitos		5.126.551	
2. Débitos a clientes			12.451.513
2.1. Depósitos de ahorro		9.110.899	
2.1.1. A la vista	5.831.437		
2.1.2. A plazo	3.279.462		
2.2. Otros débitos		3.340.614	
2.2.1. A la vista	0		
2.2.2. A plazo	3.340.614		
3. Débitos representados por valores negociab.			3.884.537
3.1. Bonos y oblig. circulación		2.346.580	
3.2. Pagarés y otros valores		1.537.957	
4. Otros pasivos			896.398
5. Cuentas de periodificación			194.998
6. Provisión para riesgos y cargas			196.489
6.1. Fondo pensionistas		0	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		196.489	
6.bis Fondo para riesgos generales			53.662
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			70.122
7.1. Del grupo		62.274	
7.2. De minoritarios		7.848	
8. Pasivos subordinados			247.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			247.543
11. Reservas			392.457
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			69.939
12.bis.1. Por integración global		14.393	
12.bis.2. por puesta en equivalencia		55.546	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			24.446.211
2. COMPROMISOS			3.456.150
2.1 Cesiones temporales con opción de recompra			
2.2 Disponibles por terceros		3.395.576	
2.3 Otros compromisos		60.574	
SUMA CUENTAS DE ORDEN		5.246.459	

ACTIVO

1. Caja y dep. en bcos centrales		216.070
1.1. Caja	63.480	
1.2. Banco de España	132.870	
1.3. Otros bancos centrales	19.720	
2. Deudas del Estado		3.013.417
3. Entidades de crédito		2.163.220
3.1. A la vista	119.743	
3.2. Otros créditos	2.043.477	
4. Créditos sobre clientes		17.072.817
5. Obligaciones y otros valores de renta fija		1.187.874
5.1. De emisión pública	8.432	
5.2. Otros emisores	1.179.442	
Pro memoria		
- -		
Títulos propios	0	
6. Acciones y otros títulos renta variable		142.125
7. Participaciones		49.925
7.1. En entidades de crédito	0	
7.2. Otras participaciones	49.925	
8. Participaciones en empresas grupo		67.477
8.1. En entidades de crédito		
8.2. Otras	67.477	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		11.246
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	11.246	
10. Activos materiales		129.508
10.1. terrenos y edificios uso propio	41.283	
10.2. Otros inmuebles	32.199	
10.3. Mobiliario, inst. y otros	56.026	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		15.616
Pro-memoria : nominal		1.853
13. Otros activos		652.446
14. Cuentas de periodificación		86.005
15. Pérdidas sdades consolidadas		31.114
15.1. Integración global	11.453	
15.2. Puesta en equivalencia	19.661	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		24.838.860
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.820.540
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.671.366	
1.4 Otros pasivos contingentes	149.174	

PASIVO

1. Entidades de crédito			4.016.480
1.1. A la vista		161.800	
1.2. Otros débitos		3.854.680	
2. Débitos a clientes			13.569.650
2.1. Depósitos de ahorro		9.869.021	
2.1.1. A la vista	5.893.820		
2.1.2. A plazo	3.975.201		
2.2. Otros débitos		3.700.629	
2.2.1. A la vista	0		
2.2.2. A plazo	3.700.629		
3. Débitos representados por valores negociab.			4.306.357
3.1. Bonos y oblig. circulación		2.662.571	
3.2. Pagarés y otros valores		1.643.786	
4. Otros pasivos			1.018.089
5. Cuentas de periodificación			191.205
6. Provisión para riesgos y cargas			230.559
6.1. Fondo pensionistas		0	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		230.559	
6.bis Fondo para riesgos generales			53.662
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			94.725
7.1. Del grupo		85.497	
7.2. De minoritarios		9.228	
8. Pasivos subordinados			247.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			247.543
11. Reservas			388.924
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			68.182
12.bis.1. Por integración global		14.402	
12.bis.2. por puesta en equivalencia		53.780	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			24.838.860

2. COMPROMISOS		3.456.150
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	3.446.164	
2.3 Otros compromisos	9.986	
SUMA CUENTAS DE ORDEN	5.276.690	

ACTIVO

1. Caja y dep. en bcos centrales		236.204
1.1. Caja	62.726	
1.2. Banco de España	147.520	
1.3. Otros bancos centrales	25.958	
2. Deudas del Estado		3.061.731
3. Entidades de crédito		2.124.667
3.1. A la vista	107.169	
3.2. Otros créditos	2.017.498	
4. Créditos sobre clientes		16.916.083
5. Obligaciones y otros valores de renta fija		1.029.664
5.1. De emisión pública	8.434	
5.2. Otros emisores	1.021.230	
Pro memoria		
Títulos propios	0	
6. Acciones y otros títulos renta variable		153.519
7. Participaciones		51.745
7.1. En entidades de crédito	0	
7.2. Otras participaciones	51.745	
8. Participaciones en empresas grupo		69.253
8.1. En entidades de crédito		
8.2. Otras	69.253	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		11.121
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	11.121	
10. Activos materiales		129.393
10.1. terrenos y edificios uso propio	41.162	
10.2. Otros inmuebles	32.082	
10.3. Mobiliario, inst. y otros	56.149	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		15.617
Pro-memoria : nominal		1.853
13. Otros activos		470.414
14. Cuentas de periodificación		91.541
15. Pérdidas sdades consolidadas		31.114
15.1. Integración global	11.453	
15.2. Puesta en equivalencia	19.661	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		24.392.066
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.788.433
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.659.015	
1.4 Otros pasivos contingentes	129.418	

PASIVO

1. Entidades de crédito			4.115.345
1.1. A la vista		131.064	
1.2. Otros débitos		3.984.281	
2. Débitos a clientes			12.936.686
2.1. Depósitos de ahorro		9.345.339	
2.1.1. A la vista	5.717.787		
2.1.2. A plazo	3.627.552		
2.2. Otros débitos		3.591.347	
2.2.1. A la vista	0		
2.2.2. A plazo	3.591.347		
3. Débitos representados por valores negociab.			4.895.065
3.1. Bonos y oblig. circulación		3.186.674	
3.2. Pagarés y otros valores		1.708.391	
4. Otros pasivos			477.639
5. Cuentas de periodificación			200.330
6. Provisión para riesgos y cargas			243.795
6.1. Fondo pensionistas		0	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		243.795	
6.bis Fondo para riesgos generales			53.662
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			111.348
7.1. Del grupo		100.955	
7.2. De minoritarios		10.393	
8. Pasivos subordinados			247.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			247.543
11. Reservas			388.937
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			68.232
12.bis.1. Por integración global		14.452	
12.bis.2. por puesta en equivalencia		53.780	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			24.392.066
2. COMPROMISOS			3.602.169
2.1 Cesiones temporales con opción de recompra			
2.2 Disponibles por terceros		3.589.606	
2.3 Otros compromisos		12.563	
SUMA CUENTAS DE ORDEN		5.390.602	

ebankinter internet factory, s.c.r., s.a.

ACTIVO

1. Caja y dep. en bcos centrales		419.682
1.1. Caja	59.306	
1.2. Banco de España	331.462	
1.3. Otros bancos centrales	28.914	
2. Deudas del Estado		3.691.232
3. Entidades de crédito		3.092.478
3.1. A la vista	139.557	
3.2. Otros créditos	2.952.921	
4. Créditos sobre clientes		15.560.912
5. Obligaciones y otros valores de renta fija		1.004.468
5.1. De emisión pública	8.435	
5.2. Otros emisores	996.033	
Pro memoria		
Titulos propios	0	
6. Acciones y otros titulos renta variable		26.763
7. Participaciones		52.442
7.1. En entidades de crédito	0	
7.2. Otras participaciones	52.442	
8. Participaciones en empresas grupo		70.784
8.1. En entidades de crédito		
8.2. Otras	70.784	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		10.997
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	10.997	
10. Activos materiales		128.796
10.1. terrenos y edificios uso propio	41.059	
10.2. Otros inmuebles	32.055	
10.3. Mobiliario, inst. y otros	55.682	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		15.264
Pro-memoria : nominal		1.928
13. Otros activos		608.643
14. Cuentas de periodificación		92.320
15. Pérdidas sdades consolidadas		31.098
15.1. Integración global	11.437	
15.2. Puesta en equivalencia	19.661	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		24.805.879
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.696.567
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.573.783	
1.4 Otros pasivos contingentes	122.784	

37.894

PASIVO

1. Entidades de crédito			4.724.774
1.1. A la vista		169.405	
1.2. Otros débitos		4.555.369	
2. Débitos a clientes			12.938.999
2.1. Depósitos de ahorro		9.210.218	
2.1.1. A la vista	5.991.224		
2.1.2. A plazo	3.218.994		
2.2. Otros débitos		3.728.781	
2.2.1. A la vista	0		
2.2.2. A plazo	3.728.781		
3. Débitos representados por valores negociab.			4.507.907
3.1. Bonos y oblig. circulación		2.971.391	
3.2. Pagarés y otros valores		1.536.516	
4. Otros pasivos			611.677
5. Cuentas de periodificación			203.789
6. Provisión para riesgos y cargas			246.693
6.1. Fondo pensionistas		0	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		246.693	
6.bis Fondo para riesgos generales			7.925
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			110.239
7.1. Del grupo		98.553	
7.2. De minoritarios		11.686	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			247.543
11. Reservas			434.816
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			68.033
12.bis.1. Por integración global		14.385	
12.bis.2. por puesta en equivalencia		53.648	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			24.805.879
2. COMPROMISOS			3.658.757
2.1 Cesiones temporales con opción de recompra			
2.2 Disponibles por terceros		3.597.699	
2.3 Otros compromisos		61.058	
SUMA CUENTAS DE ORDEN		5.355.324	

CUENTA DE PERDIDAS Y GANANCIAS CONSOLIDADAS PUBLICA

T6360

21-oct-03

JUNIO 2003

MILES DE EUROS REDONDEADO

		TOTAL
1. INTERESES Y RENDIMIENTOS ASIMILADOS	0001	461.438
De los que: cartera de renta fija	0002	87.057
2. INTERESES Y CARGAS ASIMILADAS	0003	259.277
3. RENDIMIENTOS DE LA CARTERA DE RENTA VARIABLE	0004	7.465
3.1. De acciones y otros títulos de renta variable	0005	1.542
3.2. De participaciones	0006	924
3.3. De participaciones en el grupo	0007	4.999
A) MARGEN DE INTERMEDIACIÓN	0010	209.626
4. COMISIONES PERCIBIDAS	0011	94.266
5. COMISIONES PAGADAS	0012	22.282
6. RESULTADOS DE OPERACIONES FINANCIERAS	0013	8.023
B) MARGEN ORDINARIO	0015	289.633
7. OTROS PRODUCTOS DE EXPLOTACIÓN	0016	5.487
8. GASTOS GENERALES DE ADMINISTRACIÓN	0017	135.643
8.1. De personal	0018	76.850
de los que: Sueldos y salarios	0019	53.332
Cargas sociales	0020	14.134
de las que: pensiones	0021	1.561
8.2. Otros gastos administrativos	0022	58.793
9. AMORTIZACIÓN Y SANEAMIENTO DE ACTIVOS MATERIALES E INMATERIALES	0023	9.076
10. OTRAS CARGAS DE EXPLOTACIÓN	0024	2.383
C) MARGEN DE EXPLOTACIÓN	0030	148.018
11. RESULTADOS NETOS GENERADOS POR SOCIEDADES PUESTAS EN EQUIVALENCIA	0031	7.329
11.1. Participación en beneficios de sociedades puestas en equivalencia	0032	13.834
11.2. Participación en perdidas de sociedades puestas en equivalencia	0033	1.008
11.3. Correcciones de valor por cobro de dividendos	0034	5.497
12. AMORTIZACIÓN DEL FONDO DE COMERCIO DE CONSOLIDACIÓN	0035	1.562
13. BENEFICIOS POR OPERACIONES DEL GRUPO	0036	11.874
13.1. Beneficios por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0037	
13.2. Beneficios por enajenación de participaciones puestas en equivalencia	0038	3.076
13.3. Beneficios por operaciones con acciones de la sociedad dominante y con pasivos financieros emitidos por el grupo	0039	8.798
13.4. Reversión de diferencias negativas de consolidación	0040	
14. QUEBRANTOS POR OPERACIONES GRUPO	0041	7.118
14.1. Perdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0042	
14.2. Perdidas por enajenación de participaciones puestas en equivalencia	0043	
14.3. Perdidas por operaciones con acciones de la sociedad dominante y con pasivos financieros emitidos por el grupo	0044	7.118
15. AMORTIZACIÓN Y PROVISIONES PARA INSOLVENCIAS (neto)	0045	41.577
16. SANEAMIENTO DE INMOVILIZACIONES FINANCIERAS (neto)	0046	- 245
17. DOTACIÓN AL FONDO PARA RIESGOS BANCARIOS GENERALES	0047	- 24
18. BENEFICIOS EXTRAORDINARIOS	0048	8.459
19. QUEBRANTOS EXTRAORDINARIOS	0049	21.848
D) RESULTADO ANTES DE IMPUESTOS	0055	103.844
20. IMPUESTO SOBRE BENEFICIOS	0056	33.722
21. OTROS IMPUESTOS	0057	
E) RESULTADOS CONSOLIDADO DEL EJERCICIO	0060	70.122
E.1. RESULTADO ATRIBUIDO A LA MINORÍA	0061	7.848
E.2. RESULTADO ATRIBUIDO AL GRUPO	0062	62.274

CUENTA DE PERDIDAS Y GANANCIAS CONSOLIDADAS PUBLICA

T6360

21-oct-03

SEPTIEMBRE 2003

MILES DE EUROS REDONDEADO

		TOTAL
1. INTERESES Y RENDIMIENTOS ASIMILADOS	0001	678.173
De los que: cartera de renta fija	0002	127.284
2. INTERESES Y CARGAS ASIMILADAS	0003	373.269
3. RENDIMIENTOS DE LA CARTERA DE RENTA VARIABLE	0004	8.752
3.1. De acciones y otros títulos de renta variable	0005	3.323
3.2. De participaciones	0006	429
3.3. De participaciones en el grupo	0007	5.000
A) MARGEN DE INTERMEDIACIÓN	0010	313.656
4. COMISIONES PERCIBIDAS	0011	144.296
5. COMISIONES PAGADAS	0012	33.465
6. RESULTADOS DE OPERACIONES FINANCIERAS	0013	16.487
B) MARGEN ORDINARIO	0015	440.974
7. OTROS PRODUCTOS DE EXPLOTACIÓN	0016	7.982
8. GASTOS GENERALES DE ADMINISTRACIÓN	0017	209.032
8.1. De personal	0018	117.609
de los que: Sueldos y salarios	0019	83.121
Cargas sociales	0020	21.197
de las que: pensiones	0021	2.383
8.2. Otros gastos administrativos	0022	91.423
9. AMORTIZACIÓN Y SANEAMIENTO DE ACTIVOS MATERIALES E INMATERIALES	0023	13.061
10. OTRAS CARGAS DE EXPLOTACIÓN	0024	3.575
C) MARGEN DE EXPLOTACIÓN	0030	223.288
11. RESULTADOS NETOS GENERADOS POR SOCIEDADES PUESTAS EN EQUIVALENCIA	0031	14.687
11.1. Participación en beneficios de sociedades puestas en equivalencia	0032	22.558
11.2. Participación en perdidas de sociedades puestas en equivalencia	0033	2.374
11.3. Correcciones de valor por cobro de dividendos	0034	5.497
12. AMORTIZACIÓN DEL FONDO DE COMERCIO DE CONSOLIDACIÓN	0035	2.254
13. BENEFICIOS POR OPERACIONES DEL GRUPO	0036	73.217
13.1. Beneficios por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0037	
13.2. Beneficios por enajenación de participaciones puestas en equivalencia	0038	61.323
13.3. Beneficios por operaciones con acciones de la sociedad dominante y con pasivos financieros emitidos por el grupo	0039	11.894
13.4. Reversión de diferencias negativas de consolidación	0040	
14. QUEBRANTOS POR OPERACIONES GRUPO	0041	9.601
14.1. Perdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0042	
14.2. Perdidas por enajenación de participaciones puestas en equivalencia	0043	
14.3. Perdidas por operaciones con acciones de la sociedad dominante y con pasivos financieros emitidos por el grupo	0044	9.601
15. AMORTIZACIÓN Y PROVISIONES PARA INSOLVENCIAS (neto)	0045	118.276
16. SANEAMIENTO DE INMOVILIZACIONES FINANCIERAS (neto)	0046	- 247
17. DOTACIÓN AL FONDO PARA RIESGOS BANCARIOS GENERALES	0047	- 24
18. BENEFICIOS EXTRAORDINARIOS	0048	19.052
19. QUEBRANTOS EXTRAORDINARIOS	0049	45.778
D) RESULTADO ANTES DE IMPUESTOS	0055	154.606
20. IMPUESTO SOBRE BENEFICIOS	0056	44.367
21. OTROS IMPUESTOS	0057	
E) RESULTADOS CONSOLIDADO DEL EJERCICIO	0060	110.239
E.1. RESULTADO ATRIBUIDO A LA MINORÍA	0061	11.686
E.2. RESULTADO ATRIBUIDO AL GRUPO	0062	98.553

NEWS RELEASE **_From: BANKINTER,S.A._**

Contact: Jose Luis Vega Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso Tel : + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS FIRST 2003 INTERIM DIVIDEND

Madrid, June 18th 2003 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on July 5Th 2003, it will pay its first 2003 interim dividend of 0.22890 Euros gross per share representing a net amount of 0.194565 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

NEWS RELEASE | *From: BANKINTER,S.A.*

Contact: Jose Luis Vega Tel: + 34 91 6234341
jlvegar@bankinter.es
Maru Alonso Tel : + 34 91 6234336
mlalonso@bankinter.es

BANKINTER PAYS ITS SECOND 2003 INTERIM DIVIDEND

Madrid, September 17th 2003 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on October 4Th 2003, it will pay its second 2003 interim dividend of 0.23604 Euros gross per share representing a net amount of 0.200634 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

Madrid, 30 de septiembre de 2003

GRUPO BANKINTER VENDE A GRUPO PRISA SU PARTICIPACIÓN EN SOGECABLE

El Grupo Bankinter es accionista de Sociedad de Televisión Canal + (luego Sogecable S.A.), desde la constitución de esta sociedad en 1989. La titularidad actual de las acciones corresponde a Hispamarket S.A., sociedad del Grupo Bankinter.

Como consecuencia primero de la OPV de acciones de Sogecable y después de la integración en Sogecable de "Distribuidora de Television por Satélite SA" (Vía Digital), la participación de Grupo Bankinter disminuyó al 2,67 %, siendo del 1,71 % a la presente fecha.

Una sociedad del Grupo Bankinter, Bankinter Consultoria, Asesoramiento y Atención Telefónica S.A., ha sido durante estos años miembro del Consejo de Administración y de la Comisión Ejecutiva de Sogecable, así como Consejero de diversas sociedades filiales de Sogecable. La persona física representante ha sido Ricardo Egea Marcos.

Con fecha de hoy, Grupo Bankinter ha procedido a enajenar el referido paquete del 1,71% del capital social de Sogecable a Promotora de Informaciones S.A. (PRISA), porcentaje que representa un total de 2.160.717 acciones. El precio, 23,538 euros por acción, se ha establecido en función de la media aritmética de los precios medios de las acciones de Sogecable correspondiente a un período de dieciséis sesiones consecutivas hasta el 29 de septiembre, inclusive.

UNIDAD DE CUMPLIMIENTO NORMATIVO
BANKINTER, S.A.

3rd quarter

september:2003

financial summary

BANKINTER

www.ebankinter.com

1.Financial highlights



Thousands of €	09/30/2003	09/30/2002	%	09/30/2003 Million US$ (1)
BALANCE SHEET				
Total assets	24,805,879	22,303,256	11.22	28,903.81
Credit facilities and loans	15,560,912	15,167,136	2.6	18,131.57
Credit facilities and loans ex-securitization	19,760,496	17,373,932	13.74	23,024.93
Customer funds	17,446,906	16,172,601	7.88	20,329.13
Off-balance-sheet managed funds	8,412,743	6,897,036	21.98	9,802.53
EARNINGS				
Net interest income	313,656	289,645	8.29	365.47
Basic income	424,487	391,845	8.33	494.61
Total net ordinary revenue	440,974	410,953	7.31	513.82
Net operating income	223,288	193,728	15.26	260.18
Income before taxes	154,606	137,951	12.07	180.15
Net income attributed to the Group	98,553	81,242	21.31	114.83
RATIOS				
Nonperforming loans/ total risk exposure ex-securitization	0.31%	0.30%	3.33	
Recorded allowance/nonperforming loans	551.76%	430.46%	28.18	
Efficiency ratio	47.40%	49.89%	-4.99	
ROE	16.81%	14.49%	16.01	
ROA	0.55%	0.49%	12.24	
Capital ratios	12.32%	11.67%	5.57	
Tier 1 capital	8.06%	8.11%	-0.62	
BANKINTER SHARES				
Number of shares	75,944,167	75,770,425	0.23	
Closing price	30.73	22.2	38.42	
EPS, Earnings per share (euros)	1.31	1.09	20.18	
DPS, Dividend per share (euros)	0.7	0.67	4.33	
BRANCHES AND CENTERS				
Number of branches	287	283	1.41	
Commercial management centers				
Company Business Units	40	39	2.56	
Small Businesses	23	0	-	
Number of Private Banking Management Centers	30	17	76.47	
Corporate Partnerships	434	416	4.33	
Number of agents	981	1,051	-6.66	
Telephone banking and Internet	3	3	-	
HEADCOUNT				
Number of employees (full-time equivalent)	3,040	2,973	2.25	

(1) 1Euro = 1,1652 US $

2.Introduction

In the third quarter the Bankinter Group maintained its positive earnings trend, showing an increase in net attributed income of 21.31% compared to the cumulative figure for the year-ago period. Recurring business continued to show sustained growth, enabling the basic margin to increase by 8.33% in the first nine months of 2003. Average total assets increased by 9.87%.

Income from customer business, the core banking activity, continued to grow gradually, the most notable increase being that of 37.28% in Individual Banking. The reason for this positive performance is Bankinter's value proposal based on quality of service, innovative financial products and services and a fully integrated multichannel offering.

The main business ratios improved in comparison with the year-ago period. ROE increased by 16.01% to 16.81%; the efficiency ratio rose by 2.49 percentage points to 47.40%; the ex-securitization nonperforming loans ratio was 0.31%, which is one of the best in the European banking industry; and earnings per share reached €1.31, 20.18% more than in the same period in 2002.

In the third quarter Bankinter sold its holding in Sogecable, giving rise to a total gain of €61.3 million in the year. This gain was used to cover in full the statistical loan loss coverage provision, leaving the ratio of the recorded allowance to nonperforming loans at 551.76%.

Illustrative of the strength of the Bank's main financial data is the increase in Bankinter's share price, which rose by 30.16% in the first nine months of 2003, compared to the 11.04% increase in the Ibex 35.

Margins and earnings

Bankinter's income statement for the period ended September 30, 2003, showed growth in the main business margins: 8.29% in net interest revenue; 8.33% in basic margin and 15.26% in net operating income.

Customer business performed positively in the first nine months of the year, with a 15.01% increase in profitability compared with the year-ago period, taking income to €127.16 million.

On- and off-balance-sheet customer funds amounted to €25,860 million as of September 30, 2003, up 12.09% on the same period in 2002. Noteworthy in this connection are mutual funds and pension funds, which increased by 22.54% and 29.40%, respectively. The Bank's credit facilities and loans of €15,561 million increased 2.60% with respect to the same figure in 2002 and were up 13.74% excluding the effect of the mortgage securitizations performed from the last quarter of 2001.

The highlight of the income statement for the third quarter is the 8.45% increase in fees due to the dual effect of a reduction in fees paid and an increase in fees received.

Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €69.73 million, equivalent to 0.31% of the Bank's computable risk assets. Loan loss provisions increased by 48.21% with respect to the corresponding period of 2002, due mainly to the early recording of the statistical loan loss coverage provision.

On October 4, Bankinter paid the second 2003 dividend of €0.23604 per share, an increase of 5% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



81
80
79
78
77
76
75
Corporate Banking
Private Banking
Individuals
Small Bussines
Sep 02
Dec
Mar
Jun
Sep 03

By distribution channel



81
79
77
75
73
Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
Sep 02
Dec
Mar
Jun
Sep 03

4. Customer activity

Bankinter's multichannel strategy is the foundation of its customer business activity. The purpose of multichannel banking is to facilitate customers' dealings with the Bank by offering them different ways or channels that cater for their needs and preferences at any time.

Bankinter's customers make intensive use of these different channels, which is shown by the fact that 480 million transactions were recorded in the first nine months of 2003, 22% more than in the year-ago period.

Two thirds of Bankinter's customers prefer to deal with the Bank using more than one channel. Internet is consolidating its position as the main channel with 48.58% of transactions, followed by the branches with 34.60% and the telephone with 9.93%.

Multichannel banking involves providing a high quality of service in each area of customers' dealings with the Bank. An example of how well customers have received this strategy is the level of satisfaction shown by surveys. The Net Satisfaction Index (ISN) is above 77 points in practically all segments and networks.

Cross-selling fell slightly in the period to 5.56 products per customer; and the abandonment rate remained stable at 7.60%.



Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
49%
52%
35%
1998
1999
2000
2001
2002
3Q 2003
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Utilización de canales



1 Channel
2 Channels
3 Channels
37%
31%
32%

Products by customer



5.8
5.7
5.6
5.5
5.69
5.56
Number of products
Sep 02
Dec
Mar
Jun
Sep 03

Abandonment rate



10
9
8
7
6
7.53
7.60
% Annual rate
Sep 02
Dec
Mar
Jun
Sep 03



5.Balance sheet

Thousands of €	09/30/2003	09/30/2002	Variation Amount	Variation %
Cash on hand and on deposit at central banks	419,682	276,738	142,944	51.65
Government debt securities	3,691,232	2,161,542	1,529,690	70.77
Due from banks	3,092,478	2,981,398	111,080	3.73
Credit facilities and loans (1)	15,560,912	15,167,136	393,776	2.60
Fixed-income securities	1,004,468	685,500	318,968	46.53
Equity securities	149,989	151,112	-1,123	-0.74
Premises and equipment and intangibles	139,793	157,101	-17,308	-11.02
Treasury stock	15,264	15,524	-260	-1.67
Other assets	608,643	556,272	52,371	9.41
Accrual accounts	92,320	120,913	-28,593	-23.65
Losses at consolidated companies	31,098	30,020	1,078	3.59
Assets	**24,805,879**	**22,303,256**	**2,502,623**	**11.22**
Due to banks	4,724,774	3,698,042	1,026,732	27.76
Customer deposits	12,938,999	13,241,315	-302,316	-2.28
Marketable debt securities	4,507,907	2,931,286	1,576,621	53.79
Other liabilities	611,677	512,964	98,713	19.24
Accrual accounts	203,789	324,532	-120,743	-37.21
General risk allowance and other	254,673	224,227	30,446	13.58
Consolidated income	110,239	92,357	17,882	19.36
Subordinated liabilities	297,767	197,767	100,000	50.56
Minority interests	269,519	269,519	-	-
Paid-in capital	113,916	113,656	260	0.23
Reserves	704,586	634,392	70,194	11.06
Reserves at consolidated companies	68,033	63,199	4,834	7.65
Liabilities and shareholders' equity	**24,805,879**	**22,303,256**	**2,502,623**	**11.22**
(1) Credit facilities and loans ex-securitization	19,760,496	17,373,932	2,386,564	13.74



6.Customer funds and lending

Thousands of €	09/30/2003	09/30/2002	Variation Amount	Variation %
CUSTOMER FUNDS				
Customer deposits	12,938,999	13,241,315	-302,316	-2.28
Government entities	248,958	189,122	59,836	31.64
Residents	12,286,719	12,589,650	-302,931	-2.41
Demand deposits	5,417,233	4,681,278	735,955	15.72
Savings deposits	109,294	104,058	5,236	5.03
Time deposits	3,045,109	3,764,081	-718,972	-19.10
Securities sold under repurchase agreement	3,715,083	4,040,233	-325,150	-8.05
Nonresidents	403,322	462,543	-59,221	-12.80
Marketable debt securities	4,507,907	2,931,286	1,576,621	53.79
Total	**17,446,906**	**16,172,601**	**1,274,305**	**7.88**
Off-balance-sheet managed funds	**8,412,743**	**6,897,036**	**1,515,707**	**21.98**
of wich:				
Mutual funds	6,449,853	5,263,302	1,186,551	22.54
Pension funds	490,524	379,064	111,460	29.40
CREDIT FACILITIES AND LOANS				
Loans to government entities	9,020	23,074	-14,054	-60.91
Loans to resident borrowers	15,440,032	14,808,223	631,809	4.27
Commercial bills	966,497	918,375	48,122	5.24
Secured loans	10,690,741	10,206,034	484,707	4.75
Lease receivables	563,163	563,887	-724	-0.13
Other loans	3,219,631	3,119,927	99,704	3.20
Nonresident borrowers	374,980	493,233	-118,253	-23.98
Nonperforming loans	67,254	59,301	7,953	13.41
Subtotal	**15,891,286**	**15,383,831**	**507,455**	**3.30**
Loan loss allowance (excluding off-balance-sheet risks)	330,374	216,695	113,679	52.46
Total	**15,560,912**	**15,167,136**	**393,776**	**2.60**
Total ex-securitization	**19,760,496**	**17,373,932**	**2,386,564**	**13.74**



7.Analysis of credit risk

Thousands of €			Variation	
	09/30/2003	09/30/2002	Amount	%
Risk exposure ex-securitization	22,262,946	19,915,096	2,347,850	11.79
Total nonperforming balances	69,730	60,307	9,423	15.62
Total allowances	384,738	259,596	125,142	48.21
Mandatory allowances	382,738	257,596	125,142	48.58
Specific	35,470	32,874	2,596	7.90
General	159,075	137,787	21,288	15.45
Statistic	188,193	86,935	101,258	116.48
Nonperforming loans/total risk exposure ex-securitization (%)	0.31	0.30	0.01	3.33
Nonperforming loans/total risk exposure (%)	0.38	0.34	0.04	11.76
Nonperforming mortgage loans ratio (%)	0.18	0.19	-0.01	-4.36
Recorded allowance/nonperforming loans (%)	551.76	430.46	121.30	28.18
Recorded allowance/unsecured nonperforming loans (%)	480.55	379.68	100.86	26.56

Variations in nonperforming loans

Thousands of €			Variation	
	09/30/2003	09/30/2002	Amount	%
Opening balance (January 1)	63,172	54,811	8,361	15.25
=+ Additions	99,890	93,924	5,966	6.35
=- Recoveries	83,213	81,174	2,039	2.51
=- Write-offs	10,119	7,254	2,865	39.50
Ending balance (September 30)	69,730	60,307	9,423	15.63
Balance of foreclosed assets	9,700	10,746	-1,046	-9.73

Nonperforming loans and allowances



400
350
300
250
200
150
100
50
0
Millions of euros
384.74
259.60
69.73
60.30
Sep 02
Dec
Mar
Jun
Sep 03
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



570
550
530
510
490
470
450
430
%
551.76
430.46
Sep 02
Dec
Mar
Jun
Sep 03

8.Comparative income statements

Thousands of €	2003		2002		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**24,119,798**	**100**	**21,954,020**	**100**	**2,165,778**	**9.87**
Interest and similar revenues	678,174	3.76	731,505	4.45	-53,331	-7.29
of which: fixed-income securities	127,284	0.71	79,417	0.48	47,867	60.27
- Interest and similar expenses	373,270	2.07	442,486	2.69	-69,216	-15.64
+ Equities portfolio revenues	8,752	0.05	626	0.00	8,126	1,298.08
= Net interest income	**313,656**	**1.74**	**289,645**	**1.76**	**24,011**	**8.29**
+ Fees and commissions, net	110,831	0.61	102,200	0.62	8,631	8.45
= Basic income	**424,487**	**2.35**	**391,845**	**2.39**	**32,642**	**8.33**
+ Revenue from financial transactions	16,487	0.09	19,108	0.12	-2,621	-13.72
= Total net ordinary revenue	**440,974**	**2.44**	**410,953**	**2.50**	**30,021**	**7.31**
- General administrative expenses	209,032	1.16	205,021	1.25	4,011	1.96
a) Personnel expenses	117,609	0.65	116,948	0.71	661	0.57
b) Other administrative expenses	91,423	0.51	88,073	0.54	3,350	3.80
- Depreciation and write-down of tangible and intangible assets	13,061	0.07	16,889	0.10	-3,828	-22.67
+ Other operating items	4,407	0.02	4,685	0.03	-278	-5.93
= Net operating income	**223,288**	**1.24**	**193,728**	**1.18**	**29,560**	**15.26**
+/- Gains (losses) on companies carried by the equity method	14,687	0.08	14,494	0.09	193	1.33
- Amortization of goodwill in consolidation	2,254	0.01	1,981	0.01	273	13.78
+ Gains (losses) on Group transactions	63,616	0.35	-1,030	-0.01	64,646	6,276.31
- Write-offs and provisions for loan losses	118,276	0.66	48,432	0.29	69,844	144.21
of which: Statistical loan loss allowance	90,030	0.50	34,131	0.21	55,899	163.78
- Write-down of long-term financial investments	-247	0.00	1,338	0.01	-1,585	-118.46
+/- Extraordinary income	-26,702	-0.15	-17,490	-0.11	-9,212	-52.67
= Income before taxes	**154,606**	**0.86**	**137,951**	**0.84**	**16,655**	**12.07**
- Corporate income tax	44,367	0.25	45,594	0.28	-1,227	-2.69
= Net consolidated income	**110,239**	**0.61**	**92,357**	**0.56**	**17,882**	**19.36**
- Income (loss) attributed to minority	11,686	0.06	11,115	0.07	571	5.14
= Income (loss) attributed to the Group	**98,553**	**0.55**	**81,242**	**0.49**	**17,311**	**21.31**



Income attributed to the Group


40
35
30
25
36.28
25.14
Millions of euros
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003

9.Quarterly statements of income

Thousands of €	2003					2002	
		Variation					
	3rd Q	3Q03/3Q02	3Q03/2Q03	2nd Q	1st Q	4th Q	3rd Q
Interest and similar revenues	216,736	-13.81%	-5.03%	228,217	233,221	251,821	251,461
of which: fixed-income securities	40,227	51.71%	-7.76%	43,609	43,448	29,332	26,515
- Interest and similar expenses	113,993	-27.07%	-9.23%	125,586	133,691	153,039	156,297
+ Equities portfolio revenues	1,287	540.30%	-79.56%	6,297	1,168	20	201
= Net interest income	**104,030**	**9.09%**	**-4.50%**	**108,928**	**100,698**	**98,802**	**95,365**
+ Fees and commissions, net	38,847	16.84%	2.80%	37,789	34,195	37,657	33,247
= Basic income	**142,877**	**11.09%**	**-2.62%**	**146,717**	**134,893**	**136,459**	**128,612**
+ Revenue from financial transactions	8,466	47.75%	62.06%	5,224	2,797	710	5,730
= Total net ordinary revenue	**151,343**	**12.66%**	**-0.39%**	**151,941**	**137,690**	**137,169**	**134,342**
- General administrative expenses	73,390	10.03%	0.84%	72,779	62,863	85,770	66,700
a) Personnel expenses	40,759	7.16%	2.35%	39,825	37,025	49,940	38,036
b) Other administrative expenses	32,631	13.84%	-0.98%	32,954	25,838	35,830	28,664
- Depreciation and write-down of tangible and intangible assets	3,985	-30.45%	-7.67%	4,316	4,760	5,476	5,730
+ Other operating items	1,303	-16.42%	-13.99%	1,515	1,589	3,052	1,559
= Net operating income	**75,271**	**18.59%**	**-1.43%**	**76,361**	**71,656**	**48,975**	**63,471**
+/- Gains (losses) on companies carried by the equity method	7,357	22.15%	284.38%	1,914	5,416	4,121	6,023
- Amortization of goodwill in consolidation	692	5.17%	-23.37%	903	659	659	658
+ Gains (losses) on Group transactions	58,860	2,335.47%	1,247.22%	4,369	387	-887	-2,633
- Write-offs and provisions for loan losses	76,699	406.03%	219.77%	23,986	17,591	17,831	15,157
of which: Statistical loan loss allowance	67,002	570.36%	486.45%	11,425	11,603	11,228	9,995
- Write-down of long-term financial investments	-2	-100.16%	-99.62%	-530	285	515	1,247
+/- Extraordinary income	-13,337	114.46%	-34.11%	-9,945	-3,420	15,047	-6,219
= Income before taxes	**50,762**	**16.48%**	**5.01%**	**48,340**	**55,504**	**48,251**	**43,580**
- Corporate income tax	10,645	-26.08%	-31.54%	15,550	18,172	16,010	14,401
= Net consolidated income	**40,117**	**37.49%**	**22.35%**	**32,790**	**37,332**	**32,241**	**29,179**
- Income (loss) attributed to minority	3,838	-4.88%	-3.25%	3,967	3,881	3,155	4,035
= Income (loss) attributed to the Group	**36,279**	**44.28%**	**25.87%**	**28,823**	**33,451**	**29,086**	**25,144**

Basic income



150
140
130
120
142.88
128.61
Millions of euros
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003

Net operating income



85
75
65
55
45
75.27
63.47
Millions of euros
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003

10.Fees

Thousands of €	09/30/2003	09/30/2002	Variation Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	12,202	16,450	-4,248	-25.82
Fees ceded to agents, virtual banking	21,263	22,539	-1,276	-5.66
Total fees paid	**33,465**	**38,989**	**-5,524**	**-14.17**
FEES RECEIVED				
Guarantees and L/C	10,339	9,953	386	3.88
Foreign exchange	6,083	5,822	261	4.48
Collections and payments	41,595	39,394	2,201	5.59
Trade notes and drafts	10,324	11,322	-998	-8.81
Demand deposits	5,061	3,166	1,895	59.85
Credit and debit cards	21,316	20,100	1,216	6.05
Checks	1,536	1,323	213	16.10
Payment orders	3,358	3,483	-125	-3.59
Securities services	21,378	20,230	1,148	5.67
Securities underwriting and placement	875	694	181	26.08
Securities purchases and sales	9,021	8,906	115	1.29
Administration and custody	11,482	10,630	852	8.02
Marketing of nonbank financial products	41,981	45,357	-3,376	-7.44
Of which: mutual fund mgt. fees	38,138	41,192	-3,054	-7.41
Other fees	22,920	20,433	2,487	12.17
Total fees received	**144,296**	**141,189**	**3,107**	**2.20**
FEES & COMMISSIONS, NET	**110,831**	**102,200**	**8,631**	**8.45**



11.Yields and costs

	As 30 of september			
data in %	2003		2002	
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1,23	1,75	1,33	2,15
Government debt securities	14,37	3,84	7,37	4,88
Due from banks	8,80	4,52	13,23	4,99
Credit facilities and loans	66,06	3,99	70,11	4,68
Fixed-income securities	5,13	3,00	3,07	4,03
Equity securities	0,85	5,72	0,80	0,48
Average earning assets	**96,43**	**3,95**	**95,90**	**4,65**
Other assets	3,57		4,10	
Average total assets a)	**100,00**	**3,81**	**100,00**	**4,46**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	19,83	3,40	15,70	4,54
Customer deposits	53,95	1,76	61,74	2,52
Deposits	39,92	1,52	44,46	2,20
Securities sold under repurchase agreement	14,03	2,45	17,27	3,35
Marketable debt securities	15,71	2,51	11,37	3,25
Subordinated liabilities	0,89	5,49	0,90	6,11
Average interest-bearing funds	**90,38**	**2,29**	**89,70**	**3,00**
Other liabilities	9,62		10,30	
Average total funds b)	**100,00**	**2,07**	**100,00**	**2,69**
Net interest margin a-b		**1,74**		**1,76**
Customer spread		**2,06**		**2,05**



12.Quarterly yields and costs

data in %	3Q02		4Q02		1Q03		2Q03		3Q03	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
ASSETS										
Cash on hand and on deposit at central banks	1.23	2.31	1.22	2.26	1.23	1.98	1.23	1.80	1.23	1.51
Government debt securities	7.09	4.91	8.11	4.80	14.44	4.05	14.67	3.82	13.52	3.83
Due from banks	14.17	5.06	14.26	5.94	9.42	4.96	7.45	5.06	9.20	3.87
Credit facilities and loans	70.24	4.53	67.79	4.50	65.06	4.35	66.70	4.06	67.10	3.59
Fixed-income securities	2.80	4.10	3.14	4.10	5.50	3.18	5.51	3.17	4.46	2.60
Equity securities	0.67	0.52	0.67	0.05	0.67	3.03	0.86	12.38	1.00	2.02
Average earning assets	**96.21**	**4.57**	**95.19**	**4.67**	**96.33**	**4.26**	**96.42**	**4.09**	**96.52**	**3.56**
Other assets	3.79		4.81		3.67		3.58		3.48	
Average total assets a)	**100.00**	**4.39**	**100.00**	**4.44**	**100.00**	**4.10**	**100.00**	**3.95**	**100.00**	**3.44**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	15.86	4.73	17.11	4.92	20.85	3.93	20.54	3.29	18.39	2.97
Customer deposits	60.92	2.56	58.00	2.33	54.15	1.96	54.50	1.88	52.61	1.51
Deposits	43.27	2.22	42.56	1.98	40.95	1.67	40.09	1.63	38.70	1.30
Securities sold under repurchase agreement	17.64	3.40	15.44	3.31	13.20	2.84	14.41	2.56	13.91	2.10
Marketable debt securities	11.94	3.09	13.13	3.35	14.57	2.82	14.62	2.51	18.19	2.23
Subordinated liabilities	0.87	5.53	0.83	7.91	0.85	5.75	0.84	5.70	0.99	5.13
Average interest-bearing funds	**89.59**	**3.05**	**89.06**	**3.03**	**90.43**	**2.59**	**90.50**	**2.34**	**90.17**	**1.99**
Other liabilities	10.41		10.94		9.57		9.50		9.83	
Average total funds b)	**100.00**	**2.73**	**100.00**	**2.70**	**100.00**	**2.34**	**100.00**	**2.11**	**100.00**	**1.80**
Net interest margin a-b		**1.67**		**1.74**		**1.76**		**1.83**		**1.64**
Customer spread		**1.88**		**1.98**		**2.21**		**2.05**		**1.89**



Evolution Customer spread
2.50
2.25
2.00
1.75
1.50
1.88
1.89
Annualize quarterly rate
Sep 02
Dec
Mar
Jun
Sep 03



Return on lending and Cost of customer funds
5
4
3
2
1
4.53
3.59
2.65
1.69
Annualize quarterly rate
Sep 02
Dec
Mar
Jun
Sep 03
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €	09/30/2003	09/30/2002	Variation Amount	%
Customer segments	127,165	110,568	16,597	15.01
PFS	8,860	8,390	470	5.60
Private Banking	16,234	15,575	659	4.23
Corporate Banking	26,251	28,176	-1,925	-6.83
Individuals	59,577	43,399	16,178	37.28
Small Businesses	16,243	15,028	1,215	8.08
Capital market	12,561	4,212	8,349	198.22
Other businesses	46,895	2,186	44,709	2,045.24
General-Purpose and Statistical allowances	-73,968	-27,253	-46,715	171.41
Corporate Center	-14,100	-8,471	-5,629	66.45
Income after taxes attributed to the Group	**98,553**	**81,242**	**17,311**	**21.31**
Pro memoria(before taxes):				
Statistical loan loss allowance	90,030	34,131	55,899	163.78
Mutual fund fees	46,522	48,560	-2,038	-4.20



14.Shareholders' equity and rating

Thousands of €

	09/30/2003	09/30/2002	Variation Amount	%
Paid-in capital and reserves	892,887	809,662	83,225	10.28
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-15,264	-15,524	260	-1.67
Intangible assets and others	-32,703	-20,948	-11,755	56.11
Tier 1	**1,092,214**	**1,020,484**	**71,731**	**7.03**
Revaluation reserve	22,225	22,225	-	-
General allowances	7,925	47,307	-39,382	-83.25
Subordinated debt financing	270,227	185,747	84,480	45.48
Recorded general loan loss allowance	276,941	192,674	84,267	43.74
Tier 2	**577,318**	**447,953**	**129,365**	**28.88**
Capital Base	**1,669,532**	**1,468,436**	**201,096**	**13.69**
Risk-weighted assets	13,548,756	12,581,840	966,916	7.69
Tier 1 (%)	8.06	8.11	-0.05	-0.62
Tier 2 (%)	4.26	3.56	0.70	19.65
Capital ratios (%)	12.32	11.67	0.65	5.57
Excess	585,632	461,889	123,742	26.79

Ratings

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A



15.Creation of shareholder value

Period per share data (€)

Earnings per share	1.31
Dividend per share	0.70
Book value per share	12.00
Price at beginning of year	23.61
Low	21.62
High	32.65
Closing price	30.73
Appreciation in last quarter (%)	-0.65
Appreciation in last 12 months (%)	38.42

Stock market ratios	
Price/Book value (times)	2.56
PER (price/earnings, times)	17.49
Dividend yield (%)	3.01

Number of shareholders	127,492
Number of shares	75,944,167
Number of shares held by nonresidents	25,845,872
Average daily trading (number of shares)	274,647
Average daily trading (thousands of euros)	7,649





Variations in earnings and dividend per share



0.50
0.45
0.40
0.35
0.30
0.25
0.20
Euros
0.48
0.34
0.23
0.22
Sep 02
Dec
Mar
Jun
Sep 03
EPS
DPS

Bankinter's market capitalization trend



3,000
2,750
2,500
2,250
2,000
1,750
1,500
Millions of euros
2,333.76
1,682.10
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003

16.People

	09/30/2003	09/30/2002	Variation Amount	Variation %
Number of employees (*)	3,040	2,973	67.00	2.25
Average length of service of employees (in years)	10.79	11.28	-0.49	-4.34
Average age (in years)	37.11	37.15	-0.04	-0.11
Men (%)	55.36	55.80	-0.44	-0.79
Woman (%)	44.64	44.20	0.44	1.00
Employees who telework (%)	82.17	71.83	10.34	14.40
Internal job rotation (%)	21.68	20.84	0.84	4.03
External turnover (%)	2.60	5.03	-2.43	-48.31
Employees with university degrees and postgraduate studies (%)	68.19	63.35	4.84	7.64

(*) Full-time equivalent



17.Quarterly events

>> PRODUCTS

In September Bankinter launched its **"Share Management Agreements".**
The "Share Management Agreements" are designed with the same philosophy and methodology and use the same tools as mutual fund management agreements, although they are aimed at a different type of customer: either those who have a time horizon of more than one year, know the market relatively well and have an aggressive profile; or those -with a different profile- who are prepared to invest some of their money aggressively.

Based on this premise, Bankinter has established, as a starting point, five separate share portfolios: Ibex 5 Agresiva, Euro 10 Agresiva, US 10 Agresiva, Euro 20 Agresiva and Global 20 Agresiva, which can be differentiated by the markets in which the shares composing each of these portfolios are selected.

Also in September, the Bank launched the **first issues of own warrants.**
The new warrants issued by Bankinter have the significant advantage of enabling customers to benefit from the current situation in the markets: issues on the most heavily traded underlying assets; exercise prices in line with the market prices of the underlying assets; shorter maturity dates to take better advantage of investment opportunities; the most competitive prices in the market, thanks to the management and liquidity provided by Bankinter and, of course, the possibility of trading on-line using the ebankinter broker, which is the market leader in warrant transactions on the Madrid Stock Exchange.

Coinciding with this launch, the ebankinter broker added new functions, the most noteworthy of which is the conditional orders on warrants - in principle only available on Bankinter warrants - that offer the possibility of sending to the market warrant purchase/sale orders that are triggered at a price set by the customer, which helps him to select the level of risk he is prepared to accept. New advisory tools have also been included, such as the new warrant comparer or the "T Warrants" real-time information service.

Lastly, mention must be made of the launch of a new **fixed-rate and mixed-rate mortgage offering.**
Both mortgage offerings can be tailored to the customer and carry different rates depending on the maturity period chosen and the customer profile. The new Mixed-Rate Mortgage has a maximum term of 35 years combined with the possibility of maintaining the initial rate for up to five years. In addition, the terms of the Fixed-Rate Mortgage have been amended, the main change being that transactions of up to 25 years are now permitted, whereas previously the maximum was fifteen years. tomers and provide closer and more specialized care than existing centers.

>> CORPORATE WEBSITE

During this period Bankinter launched its new corporate website: www.ebankinter.com/webcorporativa, covering the Bank's corporate, institutional and financial information. All the contents are freely available for consultation. This website is a further step forward in Bankinter's policy of transparency regarding its shareholders and society in general. The website is available in Spanish and English.

The most noteworthy additions to the site are the new Board of Directors Regulations, the new Bylaws, a summary of the latest Shareholders' Meeting, the Code of Professional Ethics for employees, the In-House Code of Conduct in the Securities Market, a section on Corporate Social Responsibility, the Salient Facts sent to the Spanish National Securities Market Commission and a specific section for the media (Press Room).

The Corporate web site is divided into the following sections: "About Bankinter", with general information about the Bank; "Corporate Governance", with documents relating to the governance and administration of Bankinter and the proper functioning of its Board and Committees; "Investor Relations", where the Bank's financial information and earnings can be found; "Corporate Social Responsibility", a section that includes information on the Bank's Social Action and its Environmental Policy; "Professional Ethics", including the in-house codes of conduct; an area called "Press Room", which is specifically designed for the media; and, lastly, an area that gives users the chance to request information from the Bank.

>> FUNDACIÓN EMPRESA Y SOCIEDAD

Bankinter has become a member of the Fundación Empresa y Sociedad. This Foundation comprises companies with a commitment to improving their own social action and to encouraging social responsibility in the business world. Following the addition of Bankinter, the Foundation now has 42 member companies.

In 2002 Bankinter approved the "Strategic Social Action Plan" backed by the Bank's Chairman. The Plan incorporates the opinions and suggestions of its employees and customers. The main pillars of the Plan are to support the training, employment and business initiative of the disadvantaged, and to encourage social action by employees and customers. Thus, Bankinter has formalized its commitment to make social action a part of its strategy.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

BANKINTER

www.ebankinter.com

2nd quarter
june:2003
financial summary

BANKINTER

www.ebankinter.com

1.Financial highlights



Thousands of €	06/30/2003	06/30/2002	%	06/30/2003 Million US$ (1)
BALANCE SHEET				
Total assets	24,446,211	22,070,055	10.77	27,934.69
Credit facilities and loans	16,700,361	15,909,172	4.97	19,083.50
Credit facilities and loans ex-securitization	19,381,008	17,127,228	13.16	22,146.68
Customer funds	16,336,050	15,808,361	3.34	18,667.20
Off-balance-sheet managed funds	8,064,769	7,162,033	12.60	9,215.61
EARNINGS				
Net interest income	209,626	194,280	7.90	239.54
Basic income	281,610	263,233	6.98	321.80
Total net ordinary revenue	289,631	276,611	4.71	330.96
Net operating income	148,017	130,257	13.63	169.14
Income before taxes	103,844	94,371	10.04	118.66
Net income attributed to the Group	62,274	56,098	11.01	71.16
RATIOS				
Nonperforming loans/total risk exposure	0.30%	0.28%	7.14	
Recorded allowance/nonperforming loans	473.25%	439.70%	7.63	
Efficiency ratio	46.83%	50.01%	-6.36	
ROE	16.14%	15.12%	6.75	
ROA	0.53%	0.52%	1.92	
Capital ratios	11.44%	11.70%	-2.22	
Tier 1 capital	7.62%	8.17%	-6.73	
BANKINTER SHARES				
Number of shares	75,944,167	75,584,337	0.48	
Closing price	30.93	30.10	2.76	
EPS, Earnings per share (euros)	0.83	0.75	10.67	
DPS, Dividend per share (euros)	0.47	0.45	4.46	
BRANCHES AND CENTERS				
Number of branches	286	282	1.42	
Commercial management centers				
Company Business Units	40	37	8.11	
Small Businesses	18	0	-	
Number of Private Banking Management Centers	29	17	70.59	
Corporate Partnerships	430	415	3.61	
Number of agents	973	1,080	-9.91	
Telephone banking and Internet	3	3	-	
HEADCOUNT				
Number of employees (full-time equivalent)	2,974	2,947	0.92	

(1) 1Euro = 1,1427 US $

2. Introduction

The Bankinter Group's increased its net attributed income by 11.01% in the first half of the year. This positive earnings trend is underpinned by increases in the bank's main indicators: net operating income rose by 13.63%, total assets by 10.77% and customer business by 6.51%. Nonperforming loans remained at the excellent level of 0.30%.

The feature differentiating Bankinter from its competitors is its business strategy, which is based on three cornerstones: a multichannel service offering that enables customers to select the most convenient and practical channel for their transactions; the search for top-quality service in all the Bank's segments and networks; and the extensive range of high added value services and products. In the last quarter the Bank has launched products such as Management Agreements and the Credi-Ibex Intradía, which reaffirm Bankinter's different and innovative approach.

This strategy is reflected in income from customer business, the core banking activity, most notably in the 24.35% increase in Individual Banking. Also, Bankinter has continued its cost containment drive, which gave rise to a 3.18 percentage point increase in the efficiency ratio to 46.83%.

In the second quarter the Spanish stock market started to show signs of recovery. The market price of Bankinter shares rose by 23.82%, a rate well above the 16.89% increase in the selective Ibex 35 index.

Earnings per share were €0.83, up 10.67% on the same period in 2002.

Margins and earnings

Bankinter's income statement for the period ended June 30, 2003 showed growth in the main business margins: 7.90% in net interest revenue; 6.98% in basic margin and 13.63% in net operating income.

On- and off-balance-sheet customer funds amounted to €24,401 million as of June 30, 2003, up 6.23% on the same period in 2002. Noteworthy are the 13.84% increase in mutual funds and the 17.94% increase in pension funds. The Bank's credit facilities and loans of €16,700 million increased with respect to the same date in 2002 and were up 13.16% excluding the effect of the mortgage securitizations performed from the last quarter of 2001.

The excellent net operating income figure is partly a result of Bankinter's drive to contain general administrative expenses, which decreased by 1.94% in the first half of 2003. These expenses consist of personnel expenses (down 2.61%) and other administrative expenses (down 1.04%).

Nonperforming loans amounted to €65.80 million, equivalent to 0.30% of the Bank's computable risk assets. This ratio has shown a slight improvement in the last quarter. The ratio of the recorded allowance to nonperforming loans was 473.25%. Both ratios were among the best of all European banks. Loan loss provisions increased by 26.52% with respect to the corresponding period of 2002. Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk.

Customer business performed positively in the second quarter, with profitability growth of 6.51% with respect to the same period in 2002, taking income to €79.24 million.

On July 5, Bankinter paid the first 2003 dividend of €0.2289 per share, an increase of 5% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments


Corporate Banking
Private Banking
Individuals
Small Bussines
81
80
79
78
77
76
Jun 02
Sep
Dec
Mar
Jun 03

By distribution channel


Internet Office
Virtual Banking
Branch Network
Agent Network
Telephone Branch
81
79
77
75
73
Jun 02
Sep
Dec
Mar
Jun 03

4.Customer activity

Bankinter's multichannel strategy is faithfully reflected in its customer business activity. 71% of Bankinter's customers have dealings with the Bank through more than one channel, which shows that customers prefer to choose the most convenient way of carrying out their transactions with the Bank without being limited to a single channel.

In the last twelve months, total transactions increased by 34.41%, and volume increased significantly in all the main channels. The trend in the historical performance of transactions shows a clear increase in the importance of remote banking channels, which now represent 64% of transactions compared with 48% five years ago. The most popular channel is the Internet, on which more than 27 million transactions, 48.26% of the total, were performed in the last month.



Customers' satisfaction with the quality of the service offered by the different segments and networks varied in the second quarter. Bankinter maintains a positive difference of 5.55 percentage points over the market. The number of active customers increased by 3.2%.

Cross-selling increased to 5.73 products per customer in the second quarter.

The abandonment rate (abandonment is taken to mean almost total inactivity in a customer's account over a period of time) remains good, at 7.30%, in line with last year's levels.

Evolution of transactions by channel (%)



Percentage of transactions
100
75
50
25
0
1998
1999
2000
2001
2002
2Q 2003
48%
52%
36%
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

4.Costumer activity (cont.)

Use of channels


35%
36%
29%
1 Channel
2 Channels
3 Channels

Products by customer


5.9
5.8
5.7
5.6
5.78
5.73
Number of products
Jun 02
Sep
Dec
Mar
Jun 03

Abandonment rate


10
9
8
7
6
7.00
7.30
% Annual rate
Jun 02
Sep
Dec
Mar
Jun 03



5.Balance sheet

Thousands of €	06/30/2003	06/30/2002	Variation Amount	%
Cash on hand and on deposit at central banks	268,293	169,475	98,818	58.31
Government debt securities	3,453,182	1,446,908	2,006,274	138.66
Due from banks	1,812,305	2,853,032	-1,040,727	-36.48
Credit facilities and loans (1)	16,700,361	15,909,172	791,189	4.97
Fixed-income securities	1,188,663	648,650	540,013	83.25
Equity securities	139,036	152,272	-13,236	-8.69
Premises and equipment and intangibles	150,948	159,011	-8,063	-5.07
Treasury stock	14,089	15,424	-1,335	-8.66
Other assets	567,915	553,609	14,306	2.58
Accrual accounts	115,025	132,481	-17,456	-13.18
Losses at consolidated companies	36,394	30,021	6,373	21.23
Assets	**24,446,211**	**22,070,055**	**2,376,156**	**10.77**
Due to banks	5,335,069	3,761,937	1,573,132	41.82
Customer deposits	12,451,513	13,242,765	-791,252	-5.97
Marketable debt securities	3,884,537	2,565,596	1,318,941	51.41
Other liabilities	896,398	636,048	260,350	40.93
Accrual accounts	194,998	297,601	-102,603	-34.48
General risk allowance and other	250,206	224,430	25,776	11.49
Consolidated income	70,122	63,178	6,944	10.99
Subordinated liabilities	247,767	197,767	50,000	25.28
Minority interests	269,519	269,519	-	-
Paid-in capital	113,916	113,656	260	0.23
Reserves	662,227	634,352	27,875	4.39
Reserves at consolidated companies	69,939	63,206	6,733	10.65
Liabilities and shareholders' equity	**24,446,211**	**22,070,055**	**2,376,156**	**10.77**
(1) Credit facilities and loans ex-securitization	19,381,008	17,127,228	2,253,780	13.16



6. Customer funds and lending

Thousands of €	06/30/2003	06/30/2002	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	12,451,513	13,242,765	-791,252	-5.97
Government entities	174,518	159,060	15,458	9.72
Residents	11,892,449	12,639,364	-746,915	-5.91
Demand deposits	5,373,588	5,085,616	287,972	5.66
Savings deposits	108,703	108,058	645	0.60
Time deposits	3,083,653	3,674,123	-590,470	-16.07
Securities sold under repurchase agreement	3,326,505	3,771,567	-445,062	-11.80
Nonresidents	384,546	444,341	-59,795	-13.46
Marketable debt securities	3,884,537	2,565,596	1,318,941	51.41
Total	**16,336,050**	**15,808,361**	**527,689**	**3.34**
Off-balance-sheet managed funds	**8,064,769**	**7,162,033**	**902,736**	**12.60**
of wich:				
Mutual funds	6,173,242	5,422,538	750,704	13.84
Pension funds	484,448	410,756	73,692	17.94
CREDIT FACILITIES AND LOANS				
Loans to government entities	8,298	43,916	-35,618	-81.10
Loans to resident borrowers	16,320,903	15,480,636	840,267	5.43
Commercial bills	983,212	1,079,903	-96,691	-8.95
Secured loans	11,428,787	10,740,188	688,599	6.41
Lease receivables	567,658	574,589	-6,931	-1.21
Other loans	3,341,246	3,085,956	255,290	8.27
Nonresident borrowers	578,255	535,430	42,825	8.00
Nonperforming loans	63,934	55,207	8,727	15.81
Subtotal	**16,971,390**	**16,115,189**	**856,201**	**5.31**
Loan loss allowance (excluding off-balance-sheet risks)	271,029	206,017	65,012	31.56
Total	**16,700,361**	**15,909,172**	**791,189**	**4.97**
Total ex-securitization	**19,381,008**	**17,127,228**	**2,253,780**	**13.16**



Thousands of €			Variation	
	06/30/2003	06/30/2002	Amount	%
Risk exposure	21,939,984	19,661,757	2,278,227	11.59
Total nonperforming balances	65,801	55,977	9,824	17.55
Total allowances	311,400	246,129	65,271	26.52
Mandatory allowances	309,400	244,129	65,271	26.74
Specific	33,991	31,033	2,958	9.53
General	154,218	136,203	18,015	13.23
Statistic	121,191	76,893	44,298	57.61
Nonperforming loans/total risk exposure (%)	0.30	0.28	0.02	7.14
Nonperforming mortgage loans ratio (%)	0.17	0.20	-0.03	-15.58
Recorded allowance/nonperforming loans (%)	473.25	439.70	33.55	7.63
Recorded allowance/unsecured nonperforming loans (%)	400.80	412.98	-12.18	-2.95

Variations in nonperforming loans

Thousands of €			Variation	
	06/30/2003	06/30/2002	Amount	%
Opening balance (January 1)	63,172	54,811	8,361	15.25
=+ Additions	57,546	61,530	-3,984	-6.47
=- Recoveries	48,948	55,135	-6,187	-11.22
=- Write-offs	5,969	5,229	740	14.15
Ending balance (June 30)	65,801	55,977	9,824	17.55
Balance of foreclosed assets	9,953	10,884	-931	-8.55

Nonperforming loans and allowances


350
300
250
200
150
100
50
0
Millions of euros
246.13
311.40
55.98
65.80
Jun 02
Sep
Dec
Mar
Jun 03
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans


480
470
460
450
440
430
420
%
473.25
439.70
Jun 02
Sep
Dec
Mar
Jun 03

8. Comparative income statements

Thousands of €	2003		2002		Variation	
	Amount	% S/ATM	Amount	% S/ATM	Amount	%
Average total assets (ATA)	**23,506,262**	**100**	**21,563,975**	**100**	**1,942,287**	**9.01**
Interest and similar revenues	461,438	3.96	480,044	4.49	-18,606	-3.88
of which: fixed-income securities	87,057	0.75	52,902	0.49	34,155	64.56
- Interest and similar expenses	259,277	2.22	286,189	2.68	-26,912	-9.40
+ Equities portfolio revenues	7,465	0.06	425	0.00	7,040	1,656.47
= Net interest income	**209,626**	**1.80**	**194,280**	**1.82**	**15,346**	**7.90**
+ Fees and commissions, net	71,984	0.62	68,953	0.64	3,031	4.40
= Basic income	**281,610**	**2.42**	**263,233**	**2.46**	**18,377**	**6.98**
+ Revenue from financial transactions	8,021	0.07	13,378	0.13	-5,357	-40.04
= Total net ordinary revenue	**289,631**	**2.48**	**276,611**	**2.59**	**13,020**	**4.71**
- General administrative expenses	135,642	1.16	138,321	1.29	-2,679	-1.94
a) Personnel expenses	76,850	0.66	78,912	0.74	-2,062	-2.61
b) Other administrative expenses	58,792	0.50	59,409	0.56	-617	-1.04
- Depreciation and write-down of tangible and intangible assets	9,076	0.08	11,159	0.10	-2,083	-18.67
+ Other operating items	3,104	0.03	3,126	0.03	-22	-0.70
= Net operating income	**148,017**	**1.27**	**130,257**	**1.22**	**17,760**	**13.63**
+/- Gains (losses) on companies carried by the equity method	7,330	0.06	8,471	0.08	-1,141	-13.47
- Amortization of goodwill in consolidation	1,562	0.01	1,323	0.01	239	18.07
+ Gains (losses) on Group transactions	4,756	0.04	1,603	0.01	3,153	196.69
- Write-offs and provisions for loan losses	41,577	0.36	33,275	0.31	8,302	24.95
of which: Statistical loan loss allowance	23,028	0.20	24,136	0.23	-1,108	-4.59
- Write-down of long-term financial investments	-245	0.00	91	0.00	-336	-369.23
+/- Extraordinary income	-13,365	-0.11	-11,271	-0.11	-2,094	-18.58
= Income before taxes	**103,844**	**0.89**	**94,371**	**0.88**	**9,473**	**10.04**
- Corporate income tax	33,722	0.29	31,193	0.29	2,529	8.11
= Net consolidated income	**70,122**	**0.60**	**63,178**	**0.59**	**6,944**	**10.99**
- Income (loss) attributed to minority	7,848	0.06	7,080	0.07	768	10.85
= Income (loss) attributed to the Group	**62,274**	**0.53**	**56,098**	**0.52**	**6,176**	**11.01**

Income attributed to the Group



35
30
25
20
24.86
28.82
Millions of euros
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003



9.Quarterly statements of income

Thousands of €	2003			2002			
		Variation					
	2nd Q	2Q03/2Q02	2Q03/1Q03	1st Q	4th Q	3rd Q	2nd Q
Interest and similar revenues	228,217	-4.65%	-2.15%	233,221	251,821	251,461	239,350
of which: fixed-income securities	43,609	74.58%	0.37%	43,448	29,332	26,515	24,980
- Interest and similar expenses	125,586	-12.04%	-6.06%	133,691	153,039	156,297	142,779
+ Equities portfolio revenues	6,297	1,611.14%	439.13%	1,168	20	201	368
= Net interest income	**108,928**	**12.37%**	**8.17%**	**100,698**	**98,802**	**95,365**	**96,939**
+ Fees and commissions, net	37,789	8.39%	10.51%	34,195	37,657	33,247	34,864
= Basic income	**146,717**	**11.32%**	**8.77%**	**134,893**	**136,459**	**128,612**	**131,803**
+ Revenue from financial transactions	5,224	8.43%	86.77%	2,797	710	5,730	4,818
= Total net ordinary revenue	**151,941**	**11.21%**	**10.35%**	**137,690**	**137,169**	**134,342**	**136,621**
- General administrative expenses	72,779	0.77%	15.77%	62,863	85,770	66,700	72,221
a) Personnel expenses	39,825	-1.47%	7.56%	37,025	49,940	38,036	40,420
b) Other administrative expenses	32,954	3.63%	27.54%	25,838	35,830	28,664	31,801
- Depreciation and write-down of tangible and intangible assets	4,316	-23.19%	-9.33%	4,760	5,476	5,730	5,619
+ Other operating items	1,515	-16.53%	-4.66%	1,589	3,052	1,559	1,815
= Net operating income	**76,361**	**26.02%**	**6.57%**	**71,656**	**48,975**	**63,471**	**60,596**
+/- Gains (losses) on companies carried by the equity method	1,914	-58.68%	-64.66%	5,416	4,121	6,023	4,632
- Amortization of goodwill in consolidation	903	37.03%	37.03%	659	659	658	659
+ Gains (losses) on Group transactions	4,369	989.82%	1,028.94%	387	-887	-2,633	-491
- Write-offs and provisions for loan losses	23,986	39.47%	36.35%	17,591	17,831	15,157	17,198
of which: Statistical loan loss allowance	11,425	-7.94%	-1.53%	11,603	11,228	9,995	12,410
- Write-down of long-term financial investments	-530	-2,423.81%	-285.96%	285	515	1,247	-21
+/- Extraordinary income	-9,945	101.72%	-190.79%	-3,420	15,047	-6,219	-4,930
= Income before taxes	**48,340**	**15.17%**	**-12.91%**	**55,504**	**48,251**	**43,580**	**41,971**
- Corporate income tax	15,550	12.10%	-14.43%	18,172	16,010	14,401	13,872
= Net consolidated income	**32,790**	**16.69%**	**-12.17%**	**37,332**	**32,241**	**29,179**	**28,099**
- Income (loss) attributed to minority	3,967	22.48%	2.22%	3,881	3,155	4,035	3,239
= Income (loss) attributed to the Group	**28,823**	**15.94%**	**-13.84%**	**33,451**	**29,086**	**25,144**	**24,860**

Basic income



150
140
130
120
Millions of euros
146.72
131.80
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003

Net operating income



85
75
65
55
45
Millions of euros
76.36
60.60
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003

10.Fees

Thousands of €	06/30/2003	06/30/2002	Variation Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	8,718	10,926	-2,208	-20.21
Fees ceded to agents, virtual banking	13,564	14,644	-1,080	-7.37
Total fees paid	**22,282**	**25,570**	**-3,288**	**-12.86**
FEES RECEIVED				
Guarantees and L/C	6,897	6,567	330	5.03
Foreign exchange	4,188	3,757	431	11.47
Collections and payments	26,666	25,746	920	3.57
Trade notes and drafts	7,015	7,608	-593	-7.79
Demand deposits	2,717	1,950	767	39.33
Credit and debit cards	13,628	12,947	681	5.26
Checks	1,024	936	88	9.40
Payment orders	2,282	2,305	-23	-1.00
Securities services	14,197	14,039	158	1.13
Securities underwriting and placement	817	652	165	25.31
Securities purchases and sales	5,860	6,514	-654	-10.04
Administration and custody	7,520	6,873	647	9.41
Marketing of nonbank financial products	27,216	30,531	-3,315	-10.86
Of which: mutual fund mgt. fees	24,738	27,985	-3,247	-11.60
Other fees	15,102	13,883	1,219	8.78
Total fees received	**94,266**	**94,523**	**-257**	**-0.27**
FEES & COMMISSIONS, NET	**71,984**	**68,953**	**3,031**	**4.40**



11.Yields and costs

data in %	As 30 of june			
	2003		2002	
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1.23	1.89	1.38	2.07
Government debt securities	14.55	3.93	7.52	4.87
Due from banks	8.41	5.01	12.72	4.94
Credit facilities and loans	65.89	4.20	70.04	4.77
Fixed-income securities	5.51	3.17	3.21	4.00
Equity securities	0.77	8.34	0.86	0.46
Average earning assets	**96.37**	**4.17**	**95.73**	**4.69**
Other assets	3.63		4.27	
Average total assets a)	**100.00**	**4.02**	**100.00**	**4.49**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	20.67	3.61	15.61	4.44
Customer deposits	54.35	1.92	62.18	2.53
Deposits	40.53	1.65	45.10	2.23
Securities sold under repurchase agreement	13.82	2.69	17.08	3.32
Marketable debt securities	14.59	2.66	11.06	3.17
Subordinated liabilities	0.85	5.73	0.92	6.40
Average interest-bearing funds	**90.46**	**2.46**	**89.77**	**2.98**
Other liabilities	9.54		10.23	
Average total funds b)	**100.00**	**2.22**	**100.00**	**2.68**
Net interest margin a-b		**1.80**		**1.82**
Customer spread		**2.13**		**2.14**



12.Quarterly yields and costs

data in %	2Q02		3Q02		4Q02		1Q03		2Q03	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
ASSETS										
Cash on hand and on deposit at central banks	1.28	2.19	1.23	2.31	1.22	2.26	1.23	1.98	1.23	1.80
Government debt securities	7.19	4.61	7.09	4.91	8.11	4.80	14.44	4.05	14.67	3.82
Due from banks	12.19	5.06	14.17	5.06	14.26	5.94	9.42	4.96	7.45	5.06
Credit facilities and loans	71.31	4.67	70.24	4.53	67.79	4.50	65.06	4.35	66.70	4.06
Fixed-income securities	3.10	4.27	2.80	4.10	3.14	4.10	5.50	3.18	5.51	3.17
Equity securities	0.85	0.80	0.67	0.52	0.67	0.05	0.67	3.03	0.86	12.38
Average earning assets	**95.93**	**4.64**	**96.21**	**4.57**	**95.19**	**4.67**	**96.33**	**4.26**	**96.42**	**4.09**
Other assets	4.07		3.79		4.81		3.67		3.58	
Average total assets a)	**100.00**	**4.45**	**100.00**	**4.39**	**100.00**	**4.44**	**100.00**	**4.10**	**100.00**	**3.95**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	15.91	4.35	15.86	4.73	17.11	4.92	20.85	3.93	20.54	3.29
Customer deposits	62.08	2.50	60.92	2.56	58.00	2.33	54.15	1.96	54.50	1.88
Deposits	44.70	2.20	43.27	2.22	42.56	1.98	40.95	1.67	40.09	1.63
Securities sold under repurchase agreement	17.38	3.29	17.64	3.40	15.44	3.31	13.20	2.84	14.41	2.56
Marketable debt securities	10.94	3.10	11.94	3.09	13.13	3.35	14.57	2.82	14.62	2.51
Subordinated liabilities	0.91	6.97	0.87	5.53	0.83	7.91	0.85	5.75	0.84	5.70
Average interest-bearing funds	**89.85**	**2.95**	**89.59**	**3.05**	**89.06**	**3.03**	**90.43**	**2.59**	**90.50**	**2.34**
Other liabilities	10.15		10.41		10.94		9.57		9.50	
Average total funds b)	**100.00**	**2.65**	**100.00**	**2.73**	**100.00**	**2.70**	**100.00**	**2.34**	**100.00**	**2.11**
Net interest margin a-b		**1.80**		**1.67**		**1.74**		**1.76**		**1.83**
Customer spread		**2.08**		**1.88**		**1.98**		**2.21**		**2.05**

Evolution Customer spread


2.50
2.25
2.00
1.75
1.50
2.08
2.05
Annualize quarterly rate
Jun 02
Sep
Dec
Mar
Jun 03

Return on lending and Cost of customer funds


5
4
3
2
4.67
4.06
2.59
2.01
Annualize quarterly rate
Jun 02
Sep
Dec
Mar
Jun 03
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €			Variation	
	06/30/2003	06/30/2002	Amount	%
Customer segments	79,236	74,394	4,842	6.51
PFS	5,405	5,559	-154	-2.77
Private Banking	10,041	10,353	-311	-3.01
Corporate Banking	17,112	19,106	-1,994	-10.44
Individuals	36,584	29,420	7,164	24.35
Small Businesses	10,094	9,956	138	1.39
Capital market	6,430	2,430	4,000	164.61
Other businesses	5,541	1,570	3,970	252.85
General-Purpose and Statistical allowances	-22,971	-19,872	-3,099	15.59
Corporate Center	-5,962	-2,424	-3,539	146.00
Income after taxes attributed to the Group	**62,274**	**56,098**	**6,176**	**11.01**
Pro memoria(before taxes):				
Statistical loan loss allowance	23,028	24,090	-1,062	-4.41
Mutual fund fees	30,308	32,910	-2,602	-7.91



14.Shareholders' equity and rating

Thousands of €			Variation	
	06/30/2003	06/30/2002	Amount	%
Paid-in capital and reserves	827,352	800,827	26,525	3.31
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-14,089	-15,424	1,335	-8.66
Intangible assets	-11,370	-12,863	1,493	-11.61
Tier 1	**1,049,187**	**1,019,834**	**29,353**	**2.88**
Revaluation reserve	22,225	22,225	-	-
General allowances	53,662	47,307	6,355	13.43
Subordinated debt financing	220,227	185,747	34,480	18.56
Recorded general loan loss allowance	229,627	185,372	44,254	23.87
Tier 2	**525,741**	**440,651**	**85,089**	**19.31**
Capital Base	**1,574,928**	**1,460,485**	**114,442**	**7.84**
Risk-weighted assets	13,765,918	12,482,656	1,283,262	10.28
Tier 1 (%)	7.62	8.17	-0.55	-6.73
Tier 2 (%)	3.82	3.53	0.29	8.21
Capital ratios (%)	11.44	11.70	-0.26	-2.22
Excess	473,654	461,873	11,781	2.55

Ratings

	Short Term	Long Term
Moody´s	P1	Aa3
Standard & Poor´s	A1	A



15.Creation of shareholder value

Period per share data (€)

Earnings per share	0,83
Dividend per share	0,47
Book value per share	11,74
Price at beginning of year	23,61
Low	21,62
High	31,65
Closing price	30,93
Appreciation in last quarter (%)	23,82
Appreciation in last 12 months (%)	2,76
Stock market ratios	
Price/Book value (times)	2,63
PER (price/earnings, times)	18,47
Dividend yield (%)	2,95
Number of shareholders	129.195
Number of shares	75.944.167
Number of shares held by nonresidents	27.940.106
Average daily trading (number of shares)	318.485
Average daily trading (thousands of euros)	9.103



Variations in earnings and dividend per share


0.50
0.45
0.40
0.35
0.30
0.25
0.20
Euros
0.33
0.38
0.23
0.24
Jun 02
Sep
Dec
Mar
Jun 03
EPS
DPS

Bankinter's market capitalization trend


3,000
2,750
2,500
2,250
2,000
1,750
1,500
Millions of euros
2,280.07
2,348.95
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003

16.People

	06/30/2003	06/30/2002	Variation Amount	Variation %
Number of employees (*)	2,974	2,947	27.00	0.92
Average length of service of employees (in years)	11.27	11.19	0.08	0.71
Average age (in years)	37.07	37.04	0.03	0.08
Men (%)	55.06	55.94	-0.88	-1.57
Woman (%)	44.94	44.06	0.88	2.00
Employees who telework (%)	78.35	63.45	14.90	23.48
Internal job rotation (%)	24.34	22.80	1.54	6.75
External turnover (%)	3.69	5.32	-1.63	-30.64
Employees with university degrees and postgraduate studies (%)	75.34	63.35	11.99	18.93

(*) Full-time equivalent



>> PRODUCTS

In the quarter Bankinter continued its strategy of launching innovative top-quality financial products and services.

An example of these are Management Agreements, an innovative way of dynamically managing the risk on investments in excess of €15,000. By launching this product, Bankinter applies to smaller amounts the traditional asset management service that had previously been restricted to customers with high levels of investment, and bases it on statistical criteria that provide the management process with a much more objective and impartial vision. This dynamic management is based on a new financial concept patented by Bankinter called ValoRplus. This concept can be defined as the maximum loss a customer is prepared to accept over a 12-month period together with the potential gain associated with that level of risk. The aim is to provide a guide to the maximum loss a customer is prepared to accept and the potential gain with a confidence level of 95%. A further innovation is that the charging of fees is linked to the achievement of positive results, i.e. if the customer does not obtain a gain, Bankinter does not charge a fee.

The first phase of these Management Agreements focuses on managing mutual fund portfolios, although it is planned to extend the service in the near future to other products, such as pension plans or shares.

Another investment-related tool that Bankinter has made available to customers of its on-line broker is Credi-Ibex Intradía. This is a service that enables customers to buy or sell securities not in their portfolio for only a small percentage of the effective amount of the transaction, although they must settle the positions the same day. This system provides the opportunity to obtain gains on the expected performance of a security by buying on bullish expectations, or selling on bearish ones. Bankinter is the only bank offering this service for all IBEX securities, with a cash contribution of between 20% and 30% depending on the security.

Lastly, mention should be made of the new Long-Term Mortgage Loan, a loan with a mortgage guarantee, an agreed repayment period and the possibility of a grace period, maturing in a period of between 5 and 35 years. This product has the advantage of being able to function like a demand deposit, permitting cash withdrawals using a check book and even direct debit payments; also, since it is a loan, interest is only paid on the amounts drawn down. All these features make it especially appropriate for people such as self-employed professionals. Furthermore, since it is secured by a mortgage guarantee, the interest rates are lower than those on unsecured loans.

>> AWARDS

On June 25, the awards ceremony "Los Favoritos de Expansión Directo" took place for the fifth year. These prizes are awarded to companies and institutions making the best use of the Internet. For the third consecutive year, Bankinter won one of the prizes, on this occasion in the Best E-banking Service to the Customer category; and was also a runner-up in the E-banking for Companies category.

A total of 300 candidates entered the competition this year, and the winners were selected in several stages: by a vote, through market research and finally an expert jury. Bankinter obtained maximum points in the E-banking Service to the Customer category in all four sections: brand, content, user-friendliness and service.

This award signifies recognition for the effort put into the development of Bankinter's web site, which continues to be a benchmark in the financial services industry. Thanks to this quality of service the Internet has become the main channel for customer transactions with the Bank.

On May 20, the Cinco Días – Lipper prizes were presented at the Madrid Stock Exchange. These awards are given to the best managers and funds in Spain. Gesbankinter won the award for "Best Spanish Equity Fund Manager", thus adding this prize to the many it has received recently in recognition of its active and dynamic management style which takes into account market expectations regarding macroeconomic, political and social data and then rigorously applies these in selecting the securities.

These successes include, particularly in the second quarter, the BK Cupón Ganador fund, issues I and II of which have been fully placed and the third launch is in the placement period.

The Índice Irma is a brand reputation study conducted by the prestigious firm of Villafañe & Asociados, and based on rigorous quantitative and qualitative studies. In the latest Ranking of Financial Institution Brands, Bankinter was the leading bank in the quality and brand image sections.

>> SME MODERNIZATION PROGRAM

On May 23, the SME Modernization Program was signed in Madrid. This program is an initiative launched by IBM, Informática El Corte Inglés, Grupo SP, Telefónica and Bankinter.

The Program offers an integral solution comprising software, computer systems, telecommunications services and financing adapted to each sector of the economy. It also facilitates the management of the subsidies offered by public authorities and government agencies to Spanish SMEs to encourage them to undertake modernization plans. The Program aims to comply with the recommendations of the Soto Committee regarding the convergence of Spanish companies with their European counterparts by helping them to become more competitive.

Bankinter's participation in the Program is part of its strategic commitment to the SME sector, in which the Bank has taken advantage of experience in the Corporate Banking area, the high service quality offered by it, its efficient automatic risk approval systems and the leading-edge telephone banking service. In the last quarter Bankinter has opened 12 branches specializing in SMEs, mainly in industrial parks.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM